
Aymed Z. Rodriguez Ortiz
Digital Enthusiast | Content Creator
Let's Connect!
AymedZRodriguezOrtiz@gmail.com

Aymed Rodriguez Ortiz · 3rd

Product Manager at Facebook

San Francisco, California, United States · Contact info

449 connections

Message | More

HUGS

Pennsylvania State University-Penn State Berks

Experience

Chief Marketing Officer
HUGS · Full-time
May 2021 – Present · 5 mos

Product Manager
Facebook · Full-time
Jan 2021 – Present · 9 mos
Menlo Park, California, United States

Facebook Reality Labs - Oculus Mobile Team

Social Media Analyst
Bimbo Bakeries USA · Part-time
Mar 2020 – Jul 2020 · 5 mos
Reading, Pennsylvania, United States

Contribute to the strategy and solutions to new business efforts
• Proactively introduce new ideas for initiatives
• Communicate effectively to consumers' requests via social networks to team members
• Monitors social networks for potential threats or opportunities ...see more

Remarketing & Sales Management Trainee
Penske Logistics · Full-time
Nov 2019 – Mar 2020 · 5 mos

•Develop consumer and commercial customer solutions to local and national accounts.
•Generate new business leads as well as foster existing customer relationships.
•Manage a large inventory of world class and nationally recognized vehicles, balancing fleet productivity, profitability and customer satisfaction in a fast-paced and dynamic workspace.

Digital Marketing & Social Media Intern
SpiroTek Co.
Jun 2019 – Aug 2019 · 3 mos
Reading, Pennsylvania Area

•Managed, created and wrote all posts for Spirotek Co's social media pages in English and Spanish (Facebook, Pintrest, Twitter, Instagram)
•Wrote the blog posts and posted them onto the company website via Shopify
•Wrote, Edited and Translated 1 to 3 blog posts per day (in English & Spanish) and ...see more

Show 4 more experiences

Education

Pennsylvania State University-Penn State Berks
Bachelor's Communication, Arts & Sciences, Communication, Arts & Sciences
2014 – 2019
Activities and Societies: Head Intercultural Mentor, Intercultural Mentor, Vice President of Punjabi Culture Club, Vice President of Chinese Culture Club, Lambda Pi Eta Honor Society Member, Social Media Intern, Intercultural Communication Teaching Assistant, Student Government Association Diversity Chair, Intercultural Mentor Training Class Teaching Assistant, Intercultural Office Student Assistant, International Club Member, Berks Tech Club Member, ESL Student Assistant

Volunteer experience

English Second Language Student Assistant / Ambassador
Pennsylvania State University-Penn State Berks
Aug 2015 – May 2019 • 3 yrs 10 mos

Food Bank Volunteer
West Lawn United Methodist
Jan 2016 – Feb 2017 • 1 yr 2 mos

Skills & endorsements

Communication · 4
Abhishek Aryaman and 3 connections have given endorsements for this skill

Intercultural Communication · 4
Abhishek Aryaman and 3 connections have given endorsements for this skill

Event Planning · 4
Abhishek Aryaman and 3 connections have given endorsements for this skill

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Accomplishments

5 **Honors & Awards**
Communication Arts & Sciences Outstanding Service Award • Outstanding Intercultural Mentor Award • Lambda Pi Eta Honor Society Member • Martin Luther King Jr. Leadership Award • Blaine Steensland Award

3 **Courses**
Health Communication • Intercultural Communication • Public Relations Course

2 **Languages**
English • Spanish

1 **Organization**
Lambda Pi Eta

Interests



Bill Gates
Co-chair, Bill & Melinda Gates Foundation
33,915,287 followers

Underdogs Into Winners, a Wonsulting
6,500 members



Dr. Travis Bradberry
Chief People Scientist at LEADx and #1 bestsel
2,606,568 followers

Social Media Marketing Group by Conn
1,972,549 members



Sara Blakely
Founder and CEO of SPANX
1,418,649 followers

Hewlett Packard Enterprise
3,380,808 followers

See all